SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934*

(Amendment No. 5)

Mazor Robotics Ltd.

(Name of Issuer)

American Depository Shares
Represented by American Depository Receipts
(Each Representing Two Ordinary Shares,
Par Value NIS 0.01 Per Share)

(Title of Class of Securities)

57886P103

(CUSIP Number)

Larry N. Feinberg
c/o Oracle Investment Management, Inc.
200 Greenwich Avenue
Greenwich, CT 06830
(203) 862-7900

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

With a copy to:

Jeffrey Hochman, Esq.
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, New York 10019
(212) 728-8000

October 22, 2015

(Date of Event which Requires
Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13D/A
CUSIP No. 57886P103		Page 2 of 14

1		NAMES OF REPORTING PERSONS Larry N. Feinberg
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) PF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 150,000*
	8	SHARED VOTING POWER 2,487,772*
	9	SOLE DISPOSITIVE POWER 150,000*
	10	SHARED DISPOSITIVE POWER 2,487,772*
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,637,772*
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.47%**
14		TYPE OF REPORTING PERSON (See Instructions) IN
 * American Depositary Shares, which represent 300,000 and 4,975,544 ordinary shares, respectively, and 5,275,544 ordinary shares in the aggregate.
** Calculated based on 42,315,402 ordinary shares outstanding as of June 25, 2015, according to information furnished by Mazor Robotics Ltd. on June 25, 2015.

SCHEDULE 13D/A
CUSIP No. 57886P103		Page 3 of 14

1		NAMES OF REPORTING PERSONS Oracle Associates, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) N/A
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,409,928*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,409,928*
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,409,928*
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.38%**
14		TYPE OF REPORTING PERSON (See Instructions) OO
 * American Depositary Shares, which represent 4,819,856 ordinary shares.
** Calculated based on 42,315,402 ordinary shares outstanding as of June 25, 2015, according to information furnished by Mazor Robotics Ltd. on June 25, 2015.

SCHEDULE 13D/A
CUSIP No. 57886P103		Page 4 of 14

1		NAMES OF REPORTING PERSONS Oracle Partners, LP
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,695,775*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,695,775*
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,695,775*
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.01%**
14		TYPE OF REPORTING PERSON (See Instructions) PN
 * American Depositary Shares, which represent 3,391,550 ordinary shares.
** Calculated based on 42,315,402 ordinary shares outstanding as of June 25, 2015, according to information furnished by Mazor Robotics Ltd. on June 25, 2015.

SCHEDULE 13D/A
CUSIP No. 57886P103		Page 5 of 14

1		NAMES OF REPORTING PERSONS Oracle Institutional Partners, LP
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) N/A
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 284,450*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 284,450*
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 284,450*
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.34%**
14		TYPE OF REPORTING PERSON (See Instructions) PN
 * American Depositary Shares, which represent 568,900 ordinary shares.
** Calculated based on 42,315,402 ordinary shares outstanding as of June 25, 2015, according to information furnished by Mazor Robotics Ltd. on June 25, 2015.

SCHEDULE 13D/A
CUSIP No. 57886P103		Page 6 of 14

1		NAMES OF REPORTING PERSONS Oracle Ten Fund Master, LP
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) N/A
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 429,703*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 429,703*
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 429,703*
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.03%**
14		TYPE OF REPORTING PERSON (See Instructions) OO
 * American Depositary Shares, which represent 859,406 ordinary shares.
** Calculated based on 42,315,402 ordinary shares outstanding as of June 25, 2015, according to information furnished by Mazor Robotics Ltd. on June 25, 2015.

SCHEDULE 13D/A
CUSIP No. 57886P103		Page 7 of 14

1		NAMES OF REPORTING PERSONS Oracle Investment Management, Inc.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) N/A
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 493,947*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 493,947*
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 493,947*
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.33%**
14		TYPE OF REPORTING PERSON (See Instructions) OO
 * American Depositary Shares, which represent 987,894 ordinary shares.
** Calculated based on 42,315,402 ordinary shares outstanding as of June 25, 2015, according to information furnished by Mazor Robotics Ltd. on June 25, 2015.

SCHEDULE 13D/A
CUSIP No. 57886P103		Page 8 of 14

1		NAMES OF REPORTING PERSONS Oracle Investment Management, Inc. Employees’ Retirement Plan
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 64,244*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 64,244*
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 64,244*
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.30%**
14		TYPE OF REPORTING PERSON (See Instructions) PN
 * American Depositary Shares, which represent 128,488 ordinary shares.
** Calculated based on 42,315,402 ordinary shares outstanding as of June 25, 2015, according to information furnished by Mazor Robotics Ltd. on June 25, 2015.

SCHEDULE 13D/A
CUSIP No. 57886P103		Page 9 of 14

1		NAMES OF REPORTING PERSONS The Feinberg Family Foundation
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) N/A
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 13,600*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 13,600*
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,600*
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.06%**
14		TYPE OF REPORTING PERSON (See Instructions) PN
 * American Depositary Shares, which represent 27,200 ordinary shares.
** Calculated based on 42,315,402 ordinary shares outstanding as of June 25, 2015, according to information furnished by Mazor Robotics Ltd. on June 25, 2015.

 Pursuant to Rule 13d-2 under the Act, this Amendment No. 5 to Schedule 13D (this “Amendment”) amends and supplements the Schedule 13D filed on June 6, 2013 (the “Original Schedule 13D”), as amended on May 5, 2014 (“Amendment No. 1”), October 9, 2014 (“Amendment No. 2”), December 5, 2014 (“Amendment No. 3”) and June 30, 2015 (“Amendment No. 4” and, collectively with the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3 and this Amendment, the “Schedule 13D”), and is being filed on behalf of Oracle Partners, L.P., a Delaware limited partnership (“Oracle Partners”), Oracle Institutional Partners, L.P., a Delaware limited partnership (“Oracle Institutional Partners”), Oracle Ten Fund Master, LP, a Cayman Islands exempted company (“Oracle Ten Fund”), Oracle Associates, LLC, a Delaware limited liability company and the general partner of Oracle Partners, Oracle Institutional Partners and Oracle Ten Fund (“Oracle Associates”), Oracle Investment Management, Inc. Employees’ Retirement Plan, an employee benefit plan organized in Connecticut (the “Retirement Plan”), Oracle Investment Management, Inc., a Delaware corporation and the investment manager to Oracle Ten Fund and the Retirement Plan (the “Investment Manager”), The Feinberg Family Foundation, a foundation organized in Connecticut (the “Foundation”), and Larry N. Feinberg, the managing member of Oracle Associates and the sole shareholder, director and president of the Investment Manager (each of the foregoing, a “Reporting Person” and collectively, the “Reporting Persons”).  This Amendment relates to the American Depositary Shares (“American Depositary Shares” or “ADSs”) represented by American Depositary Receipts of ordinary shares, par value NIS 0.01 (the “Ordinary Shares”) of Mazor Robotics Ltd., an Israeli company (the “Company”).

The Reporting Persons are filing this Amendment to report an increase in their beneficial ownership of American Depositary Shares resulting from acquisitions of American Depositary Shares.

All capitalized terms used herein which are not defined herein have the meanings given to such terms in the Schedule 13D.

Item 2.	Identity and Background.

Items 2(a) and (c) are hereby amended and restated in their entirety as follows:

(a) This Schedule 13D is being filed on behalf of (i) Oracle Partners, (ii) Oracle Institutional Partners, (iii) Oracle Associates, (iv) Oracle Ten Fund, (v) the Retirement Plan, (vi) the Investment Manager, (vii) the Foundation  and (viii) Larry N. Feinberg. The agreement among the Reporting Persons to file this Schedule 13D jointly in accordance with Rule 13d-1(k) of the Exchange Act is attached hereto as Exhibit 1.

(c)  The principal business of Oracle Partners, Oracle Ten Fund, Oracle Institutional Partners, the Retirement Plan and the Foundation is to invest in securities. The principal business of Oracle Associates is to act as general partner to, and exercise investment discretion over securities held by, Oracle Partners, Oracle Institutional Partners, Oracle Ten Fund and certain other entities. The principal business of the Investment Manager is to exercise investment discretion over Oracle Ten Fund, the Retirement Plan and certain other entities. The principal business of Mr. Feinberg is to invest in securities through Oracle Associates and certain other entities.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) of the Schedule 13D are hereby amended and restated in their entirety as follows:

(a)            As of October 30, 2015:
(i)	Oracle Partners may be deemed to beneficially own 1,695,775 American Depositary Shares, representing 8.01% of the outstanding Ordinary Shares;
(ii)	Oracle Ten Fund may be deemed to beneficially own 429,703 American Depositary Shares, representing 2.03% of the outstanding Ordinary Shares;
(iii)	Oracle Institutional Partners may be deemed to beneficially own 1,695,775 American Depositary Shares, representing 1.34% of the outstanding Ordinary Shares;
(iv)	Oracle Associates, due to its relationship with Oracle Partners, Oracle Institutional Partners and Oracle Ten Fund, may be deemed to beneficially own 2,409,928 American Depositary Shares, representing 11.38% of the outstanding Ordinary Shares;
(v)	the Foundation may be deemed to beneficially own 13,600 American Depositary Shares, representing 0.06% of the outstanding Ordinary Shares;
(vi)	the Retirement Plan may be deemed to beneficially own 64,244 American Depositary Shares, representing 0.30% of the outstanding Ordinary Shares;
(vii)	Investment Manager, due to its relationship with Oracle Ten Fund and the Retirement Plan, may be deemed to beneficially own 493,947 American Depositary Shares, representing 2.33% of the outstanding Ordinary Shares;
(viii)	Mr. Feinberg, due to his respective relationships with the other Reporting Persons, may be deemed to beneficially own 2,637,772 American Depositary Shares, representing 12.47% of the outstanding Ordinary Shares, in each case, based on 42,315,402 Ordinary Shares outstanding as of June 25, 2015, as reported by the Company to representatives of the Reporting Persons.
 The Reporting Persons may be deemed to constitute a “person” or “group” within the meaning of Section 13(d)(3) of the Exchange Act. The filing of this Schedule 13D shall not be construed as an admission of such beneficial ownership or that the Reporting Persons constitute a person or a group.

(b)            Each of the Reporting Persons shares the power to vote or to direct the vote and to dispose or to direct the disposition of the American Depositary Shares it may be deemed to beneficially own as described in Item 5(a) above, except for Mr. Feinberg with respect to the 150,000 American Depositary Shares he directly beneficially owns and over which he has the sole power to vote or to direct the vote and to dispose or to direct the disposition.

(c)            The Reporting Persons have not effected any transactions in the American Depositary Shares in the last sixty days other than the following transactions:

Transacting Party	Date	Transaction Type	Number of ADSs	Price Per ADS (excluding commissions)
Oracle Partners	9/15/2015	Open Market Purchase	11,181	$12.00
Oracle Partners	9/16/2015	Open Market Sale	(100,000)	$11.85
Oracle Partners	9/16/2015	Open Market Sale	(40,000)	$11.90
Oracle Partners	9/21/2015	Open Market Purchase	1,110	$11.91
Oracle Partners	9/22/2015	Open Market Purchase	583	$11.93
Oracle Partners	9/23/2015	Open Market Purchase	3,235	$11.92
Oracle Partners	9/24/2015	Open Market Purchase	14,530	$11.92
Oracle Partners	9/25/2015	Open Market Purchase	10,000	$11.91
Oracle Partners	9/30/2015	Open Market Purchase	900	$11.09
Oracle Partners	10/1/2015	Open Market Purchase	28,700	$10.93
Oracle Partners	10/2/2015	Open Market Purchase	6,903	$11.76
Oracle Partners	10/6/2015	Open Market Purchase	6,514	$11.48
Oracle Partners	10/14/2015	Open Market Purchase	10,000	$11.64
Oracle Partners	10/15/2015	Open Market Purchase	25,000	$11.50
Oracle Partners	10/19/2015	Open Market Purchase	18,200	$12.13
Oracle Partners	10/20/2015	Open Market Purchase	7,000	$12.20
Oracle Partners	10/21/2015	Open Market Purchase	17,200	$12.00
Oracle Partners	10/22/2015	Open Market Purchase	20,600	$12.00

Oracle Institutional Partners	9/15/2015	Open Market Purchase	1,800	$12.00
Oracle Institutional Partners	9/16/2015	Open Market Purchase	447	$11.91
Oracle Institutional Partners	9/16/2015	Open Market Sale	(447)	$11.98
Oracle Institutional Partners	9/17/2015	Open Market Purchase	100	$11.85
Oracle Institutional Partners	10/1/2015	Open Market Purchase	4,800	$10.93
Oracle Institutional Partners	10/19/2015	Open Market Purchase	2,900	$12.13
Oracle Institutional Partners	10/21/2015	Open Market Purchase	2,800	$12.00

Oracle Ten Fund	10/1/2015	Open Market Purchase	6,500	$10.93
Oracle Ten Fund	10/19/2015	Open Market Purchase	3,900	$12.13

Retirement Plan	10/9/2015	Open Market Purchase	150	$11.60
Retirement Plan	10/12/2015	Open Market Purchase	5,600	$11.58
Retirement Plan	10/13/2015	Open Market Purchase	2,250	$11.56
Retirement Plan	10/20/2015	Open Market Purchase	11,244	$12.19

Larry N. Feinberg	9/16/2015	Open Market Purchase	100,000	$11.85
Larry N. Feinberg	9/16/2015	Open Market Purchase	40,000	$11.90
Larry N. Feinberg	10/1/2015	Open Market Sale	(40,000)	$10.93

Foundation	10/7/2015	Open Market Purchase	100	$11.35
Foundation	10/8/2015	Open Market Purchase	1,500	$11.30
Foundation	10/20/2015	Open Market Purchase	3,000	$12.20

Item 7.                  Material to be Filed as Exhibits.

1
Joint Filing Agreement, dated October 30, 2015, by and among, Larry N. Feinberg, Oracle Partners, L.P., Oracle Institutional Partners, L.P., Oracle Ten Fund Master, LP, Oracle Associates, LLC, Oracle Investment Management, Inc., The Feinberg Family Foundation and Oracle Investment Management, Inc. Employees’ Retirement Plan.

SIGNATURES
After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: October 30, 2015	ORACLE PARTNERS, L.P. By: ORACLE ASSOCIATES, LLC, its general partner By: /s/ Larry N. Feinberg Name: Larry N. Feinberg Title: Managing Member
Dated: October 30, 2015	ORACLE INSTITUTIONAL PARTNERS, L.P. By: ORACLE ASSOCIATES, LLC, its general partner By: /s/ Larry N. Feinberg Name: Larry N. Feinberg Title: Managing Member
Dated: October 30, 2015	ORACLE TEN FUND MASTER, LP By: ORACLE ASSOCIATES, LLC, its general partner By: /s/ Larry N. Feinberg Name: Larry N. Feinberg Title: Managing Member
Dated: October 30, 2015	ORACLE ASSOCIATES, LLC By: /s/ Larry N. Feinberg Name: Larry N. Feinberg Title: Managing Member

Dated: October 30, 2015	ORACLE INVESTMENT MANAGEMENT, INC. By: /s/ Larry N. Feinberg Name: Larry N. Feinberg Title: President and Director
Dated: October 30, 2015	THE FEINBERG FAMILY FOUNDATION By: /s/ Larry N. Feinberg Name: Larry N. Feinberg Title: Trustee
Dated: October 30, 2015	ORACLE INVESTMENT MANAGEMENT, INC. EMPLOYEES’ RETIREMENT PLAN By: /s/ Larry N. Feinberg Name: Larry N. Feinberg Title: Trustee
Dated: October 30, 2015	LARRY N. FEINBERG By: /s/ Larry N. Feinberg